MONTHLY REPORT - SEPTEMBER 2008
                              Global Macro Trust
             The net asset value of each unit as of September 30, 2008
              was $1,230.55, up 2.96% from $1,195.16 per unit
                            as of August 31, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (645,859.644       $  8,261,405     763,646,776    771,908,181
   units) at August 31, 2008
Addition of 35,801.686 units on           1,718      42,787,025     42,788,743
   September 1, 2008
Redemption of 3,849.538 units on             (0)     (4,737,049)    (4,737,049)
   September 30, 2008, 2008*
Net Income (Loss) - September 2008      349,736      24,020,182     24,369,918
                                    ------------  --------------  -------------
Net Asset Value at September 30,    $ 8,612,859     825,716,934    834,329,793
                                    ============  ==============  =============
Net Asset Value per Unit at
September 30, 2008 (678,016.390
units inclusive of 204.598
additional units.)                                $    1,230.55

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $  10,286,770     69,582,449

      Change in unrealized gain (loss) on open       22,290,217      3,920,145
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           974,624       (951,114)


   Interest income                                    1,517,813     17,149,141

   Foreign exchange gain (loss) on margin              (154,801)    (1,045,360)
      deposits
                                                  --------------  -------------
Total: Income                                        34,914,623     88,655,261

Expenses:
   Brokerage commissions                              4,687,287     37,572,036

   20.0% New Trading Profit Share                     5,629,440      6,315,736

   Custody Fees                                          37,964        102,149

   Administrative expense                               190,014      1,609,430
                                                 ---------------  -------------
Total: Expenses                                      10,544,705     45,599,351

Net Income (Loss) - September, 2008               $  24,369,918     43,055,910

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      October 10, 2008


Dear Investor:

Global Macro Trust ("GMT") was up 2.96% for September, 2008. Year-to-date the Trust is up 6.34%.

In September, stock index, interest rate, metal and agricultural commodity futures trading were profitable. Energy futures trading resulted in a small loss and currency trading was about flat.

September was a tumultuous month in world financial markets. Extraordinary events were too numerous to list completely but included the government seizures of Fannie and Freddie, the government bailout and substantial takeover of AIG Insurance, the bankruptcy of Lehman Brothers, "breaking the buck" by a major institutional money market fund, the rescue and sale of Washington Mutual and Wachovia in the U.S. and several major financial institutions in Europe, and the defeat by the U.S. House of Representatives of the administration's and Treasury secretary's $700 billion "bailout" plan.

Markets were up, down and sideways on various days, but overall the trends were down for global equity indices, down for interest rates on government debt instruments (which represent most of the interest rate futures contracts) and down for commodity prices. The Trust had relatively light positions in these sectors due to very high volatility and in many markets an unclear directional picture, but generally our directional positions were in line with the trends.

In stock index futures trading, profits were generated on short positions in indices in Europe, the U.S., Japan, Taiwan, Hong Kong, China, Australia and South Africa. Short positions in India, Singapore and Canada were flat.

Probably more important to the world financial system than falling stock prices was the semi-freezeup in credit markets when interest rates rose on instruments perceived to be risky - including interbank lending - and fell on government securities in a flight to liquidity and quality from banks, securities firms, money market funds and non-government debt issuers. This is reminiscent of the panic in 1998 which arose from the Asian financial crisis and the Russian default and devaluation. As noted above, most interest rate futures contracts are based on government securities, and this market action allowed the Trust to profit from long positions on U.S. and Australian notes, bonds and short-term rates. Small losses were sustained on short positions in German interest rate futures.

The dollar rallied in September. Long dollar positions versus the currencies of Chile, India, Iceland, Korea and New Zealand were profitable, while short dollar positions against the currencies of Brazil, Mexico and Turkey and long dollar positions versus the currencies of Canada and Switzerland were unprofitable. In non-dollar cross rates, long positions versus the New
Zealand dollar in the Canadian dollar, Swiss franc and yen and short positions versus the euro in the Icelandic krona and Swedish krone were profitable, while a long position in the Canadian dollar versus the Norwegian krone was unprofitable.

The commodity sector of the portfolio was profitable. The downward pressure on commodity prices from a stronger dollar and the world financial crisis generated profits on short positions in zinc, copper, lead, nickel, aluminum and platinum. A short position in gold was unprofitable and a long position in tin and short position in silver were flat. In the agricultural sector, short positions in wheat, cotton, sugar and live cattle were profitable. The gains were partially offset by losses on a long position in cocoa and short positions in arabica coffee and rubber. Energy prices were weak in September and long positions were narrowly unprofitable.

The pressure on commodity prices in September is illustrated by the performance of unleveraged long only indices. The Dow Jones/AIG was down 11.53% (down 8.01%
YTD) and the Goldman Sachs Commodity Index was down 12.44% (up 0.86% YTD).


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman